May 29, 2012

H. Roger Schwall

Assistant Director

Alexandra M. Ledbetter

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Idea Corp.

Registration Statement on Form S-1

Filed April 17, 2012

File No. 333-180761

Dear Mr. Schwall;

Please find below the Registrants responses to your Comment Letter of May 15, 2012.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please revise your document to eliminate disclosure which is inconsistent, incomplete, or inaccurate. Examples of disclosure which should be revised or eliminated include the following:

•

The fee table “dollar amount to be registered” shows $400,000 and also indicates that the maximum aggregate offering price is $100,000 (similarly, the escrow agreement filed as exhibit 99A indicates that the minimum number of shares is “1,00,000”);

•

The top of the prospectus cover page indicates only that 4,000,000 shares are being offered, rather than indicating that this is a minimum-maximum offering for between 1,000,000 and 4,000,000 shares;

•

At page 6, you indicate that this is a “self-underwritten” offering, but at page 3 and elsewhere, you indicate that Underhill will be selling the shares as sales agent and underwriter;

•

You provide inconsistent disclosure at pages 13 and 15 regarding the amount of dilution to new purchasers;

•

Your basis for concluding at page 13 that $0.09 per share would represent only 90% dilution when the purchase price is $0.025 per share is unclear;

•

The reference at page 20 and elsewhere to the possibility that you “may” furnish unaudited quarterly financial reports is inconsistent with the disclosure at page 23 regarding your Section 15(d) reporting obligations; and

•

You indicate at pages 23 and 29 that you filed a Form 8-A registration statement “concurrently with this registration statement,” but no record of such filing exists.

Revised for consistency, completeness and accuracy.

3. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

FINRA is reviewing the Cobradesk filing.

4. We note your disclosure on page 15 that 8% of your offering proceeds will be deducted to pay Underhill Securities Corp. a sales agent fee. Since investors may be entitled under certain circumstances to the return of a pro rata portion of the deposited funds, “minus up to 10%” which may be released to the registrant upon completion of the offering, explain how the Underhill fee will impact the amount of proceeds to be returned.

Additional Disclosure that any pro rata return of the deposited funds will be also be minus Underhill’s 8% fee added.

5. We further note your disclosure on page 18 that Underhill Securities Corp., as escrow agent, will be paid a fee of $1,500.00. If you intend to deduct the amount from your offering proceeds along with the sales agent fee, provide the clarification requested in comment 4 above.

Added to the response to comment 4.

Plan of Distribution, page 17

6. Please revise to clarify the following sentence fragment, which appears at page 18: “Underhill Securities Corp. (which has a net cap. of $25,000 or more) as escrow agent acting as trustee for the separate investors and that the escrow agent will make the determination based solely on the account records of the insured depository institution (Wells Fargo Bank).” Also explain the reference to “a net cap. of $25,000 of more.”

Revised as follows: “Underhill Securities Corp. (which has a net cap. of $25,000 or more as required under Rule 419 for a broker to act as an escrow agent for a Rule 419 offering ) as escrow agent acting as trustee for the separate investors will make the determination based solely on the account records of the insured depository institution (Wells Fargo Bank).”

Plan of Operation, page 23

7. You refer to various transactions and agreements with your sole officer/director, including in the disclosure you provide at pages 25, 26, and F-10. File as exhibits with your next amended Form S-1 all such agreements. For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of Great Idea’s debts, liabilities, operating costs, and the like; and (3) continued service to Great Idea as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).” Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated July 8, 2011). The Compliance & Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

There are no loans with the officer and director, written description of the provision for funding of Great Idea’s debts, liabilities and operating costs.   There is no agreement as to any ongoing or continued service with Great Idea.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

8. Please revise to disclose the principal business conducted by XLS Energy and to identify any publically traded corporations which Mr. Petrossian served in the past five years, specifying the roles and periods served in each case. If none, so state.

XLS Energy, Inc. is a U.S. based energy company specializing in the conversion of “stranded” natural gas wells into electricity utilizing proprietary technology.

Stranded natural gas refers to gas that has been discovered but has not, or will not be developed due to the location of the wells or the economics of getting the natural gas delivered to the marketplace.  Mr. Petrossian has not served in any positions in any publicly traded companies within the last 5 years.

9. Please file as exhibits your articles of incorporation, bylaws and oral agreement summary. You included corresponding entries in the exhibit index, but did not file any of these documents.

Exhibits filed.

Exhibit 5.1

10. Please obtain and file a revised opinion that refers to the correct amount of shares being offered with this registration statement.

Updated and corrected opinion attached.

Very truly yours,

/s/ Nishon Petrossian

Nishon Petrossian, President

Great Idea Corp.